Capitalisation and Indebtedness

Exhibit 99.3

The following table sets out the issued share capital of Barclays Bank PLC and its consolidated subsidiaries’ total shareholders’ equity, indebtedness and contingent liabilities as at 31st December 2016. The information has been prepared in accordance with the International Financial Reporting Standards (IFRS).

As at 31st Dec 2016 (000)
Share capital of Barclays Bank PLC
Ordinary shares - issued and fully paid shares of £1 each	2,342,559
Preference shares - issued and fully paid shares of £100 each	21
Preference shares - issued and fully paid shares of £1 each	1
Preference shares - issued and fully paid shares of U.S.$100 each	58
Preference shares - issued and fully paid shares of U.S.$0.25 each(1)	161,000
Preference shares - issued and fully paid shares of €100 each	32

£ million
Group shareholders’ equity
Called up share capital	2,370
Share premium account	12,092
Other reserves	4,024
Other equity instruments	6,486
Other shareholders’ funds	271
Retained earnings	42,190

Shareholders’ equity excluding non-controlling interests	67,433
Non-controlling interests	3,522

Total shareholders’ equity	70,955

Group indebtedness (2)
Subordinated liabilities	23,871
Debt securities in issue (3)	75,369

Total indebtedness	99,240

Total capitalisation and indebtedness	170,195

Group contingent liabilities
Guarantees and letters of credit pledged as collateral security	15,303
Performance guarantees, acceptances and endorsements	4,636

Total contingent liabilities	19,939

Documentary credits and other short-term trade related transactions	1,005
Forward starting reverse repurchase agreements, Standby facilities, credit lines and other commitments	302,681

1.	On 9 February 2017 Barclays Bank Plc issued notice of an irrevocable redemption of U.S.$1,375 million 7.1% Non-cumulative Callable Dollar Preference Shares, Series 3 which will take place on the 15 March 2017
2.	“Group indebtedness” includes interest accrued as at 31st December 2016 in accordance with International Financial Reporting Standards
3.	On 20 January 2017 €2bn of senior debt securities issued by Barclays Bank PLC matured and on 17 February 2017 $750m of senior debt securities issued by Barclays Bank PLC matured